

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Andrew J. Schenker
Chief Executive Officer
Thrive World Wide, Inc.
638 Main St.
Lake Geneva, WI 53147

      Re: Thrive World Wide, Inc.
             Form 8-K
             Filed May 27, 2010
             File No. 0-53880

Dear Mr. Schenker:

     We have completed our review of your filing and do not have any further comments at this time.

                 Sincerely,

                 William H. Thompson
                 Accounting Branch Chief